Mail Stop 3561

March 3, 2006

Mr. Richard L. Keyser
Chairman and CEO
W.W. Grainger, Inc.
100 Grainger Parkway
Lake Forest, Ill 60045-5201

> **Re:** **W.W. Grainger, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2004**
> **Filed February 28, 2005**
> **File No. 001-05684**

Dear Mr. Keyser:

We have reviewed your response dated February 24, 2006 to our comment letter dated February 7, 2006 and have the following additional comment. Feel free to call us at the telephone numbers listed at the end of this letter.

Notes to Consolidated Financial Statements, page 34
Note 21-Segment Information, page 51

1. We note your response filed on February 24, 2006 to comment 1 in our letter dated February 7, 2006. We reviewed the statistics provided in your response and do not agree that Acklands Grainger, Inc. possesses similar economic characteristics with the other aggregated entities within the Branch Based reporting segment. Please revise your segment presentation to present Acklands Grainger, Inc. as a separate reportable segment.

As appropriate, please amend your next filing. You may wish to provide us with marked copies of the amendment to expedite our review.

You may contact Brian McAllister, Staff Accountant at (202) 551-3341 or me at (202) 551-3841 if you have any questions regarding the comment on the financial statements and related matters.

Sincerely,

Michael Moran
Accounting Branch Chief